Exhibit 99(c)

Consolidated Financial Statements Port Imperial Partners, LLC As Of December 31, 2018 and 2017 and For The Years Ended December 31, 2018, 2017 and 2016 With Independent Auditors’ Report

Port Imperial Partners, LLC

Consolidated Financial Statements

As Of December 31, 2018 and 2017 and For The

Years Ended December 31, 2018, 2017 and 2016

Contents

Independent Auditors' Report	1-2

Consolidated Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Changes in Members’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7-12

INDEPENDENT AUDITORS' REPORT

To the Members of
Port Imperial Partners, LLC
Matawan, New Jersey

We have audited the accompanying consolidated financial statements of Port Imperial Partners, LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations, changes in member’s equity, and cash flow for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated balance sheet of the Company as of December 31, 2017, and the related consolidated statements of operations, changes in member’s equity, and cash flow for each of the two years in the period ended December 31, 2017 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte & Touche LLP

New York, New York

March 26, 2019

Port Imperial Partners, LLC

Consolidated Balance Sheets
(Dollars in Thousands)

	December 31,
	2018	2017
	(Audited)	(Unaudited)
Assets
Cash	$3,071	$8,512
Restricted cash	778	-
Receivables and deposits	2,709	2,573
Inventories:
Land and land development	20,332	30,564
Construction in process	119,663	152,048
Total inventories	139,995	182,612

Prepaid expenses	4,684	6,402
Total assets	$151,237	$200,099

Liabilities and Members’ equity
Notes payable, net of debt issuance costs	$64,160	$101,942
Accounts payable and other liabilities	8,029	20,437
Customers’ deposits	258	3,998
Accrued interest	476	633
Total liabilities	72,923	127,010

Commitments and contingencies (Note 5)

Members’ equity	78,314	73,089
Total liabilities and members’ equity	$151,237	$200,099

See notes to consolidated financial statements.

Port Imperial Partners, LLC

Consolidated Statements of Operations
(Dollars in Thousands)

	Years Ended December 31,
	2018	2017	2016
	(Audited)	(Unaudited)	(Unaudited)
Revenue:
Sale of homes	$125,265	$-	$-
Other revenue	5	-	-
Total revenue	125,270	-	-

Expenses:
Direct costs:
Land and land development	11,392	-	-
Construction	57,519	-	-
Other	9,520	-	-
Direct cost of sales	78,431	-	-

Cost of sales interest	6,883	-	-

Indirect cost of sales:
Construction and service overhead	1,476	15	-
Other	866	-	-
Total indirect cost of sales	2,342	15	-

Selling, general and administrative expense	9,454	2,189	305

Interest expense	2,680	-	-

Net income (loss)	$25,480	$(2,204)	$(305)

See notes to consolidated financial statements.

Port Imperial Partners, LLC

Consolidated Statements of Changes in Members’ Equity
(Dollars in Thousands)

For The Years Ended December 31, 2018, 2017 and 2016

	K. Hovnanian at Port Imperial	TRI-FIVE
	Investment,	Port Imperial,
	LLC	LLC	Total
Balance at January 1, 2016 (unaudited)	$8,949	$35,796	$44,745
Capital Contributions	4,123	16,489	20,612
Net Loss	(61)	(244)	(305)
Balance at December 31, 2016 (unaudited)	$13,011	$52,041	$65,052
Capital contributions	2,048	8,193	10,241
Net loss	(441)	(1,763)	(2,204)
Balance at December 31, 2017 (unaudited)	$14,618	$58,471	$73,089
Capital contributions	229	916	1,145
Capital distributions	-	(21,400)	(21,400)
Net income	5,096	20,384	25,480
Balance at December 31, 2018	$19,943	$58,371	$78,314

See notes to consolidated financial statements.

Port Imperial Partners, LLC

Consolidated Statement of Cash Flows
(Dollars in Thousands)

	Years Ended December 31,
	2018	2017	2016
	(Audited)	(Unaudited)	(Unaudited)
Operating activities
Net income (loss)	$25,480	$(2,204)	$(305)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of deferred financing costs	836	623	587
Changes in operating assets and liabilities:
Receivables, deposits and prepaid expenses	1,582	(2,628)	(1,058)
Inventories	42,617	(75,215)	(63,308)
Accounts payable, other liabilities and accrued interest	(12,565)	4,028	4,980
Customers’ deposits	(3,740)	3,998	-
Net cash provided by (used in) operating activities	54,210	(71,398)	(59,104)

Financing activities
Member contributions	1,145	10,241	20,612
Member distributions	(21,400)	-	-
Proceeds from notes payable	30,632	61,140	39,795
Payments related to notes payable	(69,059)	-	-
Deferred financing costs from model financing program and notes payable	(191)	-	-
Net cash (used in) provided by financing activities	(58,873)	71,381	60,407

Net (decrease) increase in cash and restricted cash	(4,663)	(17)	1,303
Cash and restricted cash balance, beginning of year	8,512	8,529	7,226
Cash and restricted cash balance, end of year	$3,849	$8,512	$8,529

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$2,481	$-	$-

Reconciliation of cash and restricted cash
Cash	$3,071	$8,512	$8,529
Restricted cash	778	-	-
Total cash and restricted cash	$3,849	$8,512	$8,529

See notes to consolidated financial statements.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements

As Of and For The Years Ended December 31, 2018, 2017 (unaudited) and 2016 (unaudited)

1. Description of Business

Port Imperial Partners, LLC (with its subsidiaries, the “Company”) is a residential home developer that markets its products in New Jersey. All construction activity is performed by a general contractor supervised by the Company.

On November 4, 2015, K. Hovnanian at Port Imperial Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with Tri-Five Port Imperial, LLC (“Tri Five”) (an affiliate of Tri Pacific Capital Advisors, LLC) to develop, construct, and sell single family attached condominium units. The Company purchased the property from another subsidiary of K. Hovnanian Enterprises, Inc. This property was purchased at fair value.

The Company is a limited-life entity. As the existing units are built and sold, operations will decline and cease when all the units within the high-rise building have been delivered. Capital was contributed by K-Hov and Tri Five in the following proportion: 20% by K-Hov; and 80% by Tri Five. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Also in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Revenue Recognition

Income from home sales is recorded when title is conveyed to the buyer, adequate cash payment has been received, and there is no continued involvement. Nonrefundable deposits received from customers upon the signing of a sales contract are recognized as other revenue if the contract is terminated by the customer.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes deposits in checking accounts. Cash balances are held at a financial institution and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash in a major financial institution.

Restricted cash

Restricted cash includes cash collateralizing the per home warranty service dollars discussed below.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of units include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Direct construction costs, land, land development, and common facility costs are accumulated and allocated to each unit and relieved through cost of sales using the relative sales value method.

Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

The Company records impairment losses on inventories related to communities or units under development when events and circumstances indicate they may be impaired and the Company will not be able to recover its recorded investment. The company has not recorded any inventory impairments in the years ended December 31, 2018, 2017 and 2016.

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Warranty Allowances

The Company warranties a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per unit at closing. These fees are deposited into a restricted cash account maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K. Hovnanian JV Services Company, L.L.C., to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve, which is included in other liabilities and accrued expenses on the consolidated balance sheets, were as follows:

(In thousands)	Year Ended December 31, 2018	Year Ended December 31, 2017
Balance, beginning of period	$-	$-
Additions	777	-
Charges	-	-
Balance, end of period	$777	$-

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs expensed totaled $1.5 million, $1.4 million and $21 thousand for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively, and are included in Selling, general and administrative expense on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), (“ASU 2014-09”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition,” and most industry-specific guidance in the Accounting Standards Codification. The FASB has also issued a number of updates to this standard. The standard is effective for us for annual and interim periods beginning January 1, 2019. Based on our assessment, there were no significant changes to our business processes, systems, or internal controls as a result of adopting the standard. The adoption of ASU 2014-09 did not have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 provides guidance on how certain cash receipts and cash payments are to be presented and classified in the statement of cash flows. ASU 2016-15 was effective for the Company’s fiscal year beginning January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on our consolidated financial statements.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”). ASU 2016-18 amends the classification and presentation of changes in restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 was effective for the Company’s fiscal year beginning January 1, 2018. As a result, restricted cash amounts are no longer shown within operating activities as these balances are now included in the beginning and ending cash balances within our Consolidated Statements of Cash Flows. The adoption resulted in the reclassification of restricted cash for the periods presented on our Consolidated Statements of Cash Flows. See also the reconciliation of cash and restricted cash on our Consolidated Statements of Cash Flows.

In July 2018, the FASB issued ASU No. 2018-09, “Codification Improvements” (“ASU 2018-09”). ASU 2018-09 provides amendments to a wide variety of topics in the FASB’s Accounting Standards Codification, which applies to all reporting entities within the scope of the affected accounting guidance. The transition and effective date guidance are based on the facts and circumstances of each amendment. Some of the amendments in ASU 2018-09 do not require transition guidance and were effective upon issuance of ASU 2018-09. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018. We are currently evaluating the potential impact of adopting the applicable guidance on our consolidated financial statements.

3. Related-Party Transactions

As the administrative and development member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

Administrative charge	4% of home sales revenue

Warranty services charge	$7,000 per home sold

In addition, as investor member of the Company, Tri Five receives fees, which are summarized as follows:

Investor member charge	1% of Home Sales Revenue

The administrative and investor member charges are included in Selling, general and administrative expense and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statements of operations.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

The following table summarizes the related party fees incurred:

(In thousands)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Administrative charge	$5,080	$-	$-
Warranty services charge	$777	$-	$-
Investor member charge	$1,261	$-	$-

4. Notes Payable

The Company has a secured construction loan with American Life Insurance Company that matures on June 1, 2019. The Company has the option to extend the term of the loan for two successive one-year terms, upon notice to the lender sent no earlier than January 31, 2019 or January 31, 2020, respectively, and sent no later than May 1, 2019 or April 30, 2020, respectively. As of December 31, 2018 and 2017, the note had a principal balance of $64.5 million and $103.0 million, respectively. There was $0.5 million and $0.6 million of accrued, unpaid interest as of December 31, 2018 and December 31, 2017, respectively. Interest on the loan is LIBOR plus 6.00% and, therefore, can fluctuate, but is payable monthly at a rate of 8.35% and 7.37% per annum as of December 31, 2018 and 2017, respectively, which can be deferred and added to the unpaid principal balance, and thereafter, can be subject to interest at the note rate. The note is secured by all of the Company’s property and improvements.

5. Commitments and Contingencies

The Company is not currently involved in any claims and legal actions arising in the ordinary course of business. If the Company were to become involved in any, management would decide if the ultimate disposition of these matters will have a material adverse effect or not on the Company’s consolidated financial statements.

6. Subsequent Events

The Company evaluated subsequent events that took place after December 31, 2018, through March 26, 2018, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in or adjustments to the consolidated financial statements as of December 31, 2018.

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